(212) 474-1270

June 21, 2013

GasLog Ltd.
Registration Statement on Form F-3
Filed May 24, 2013
File No. 333-188817

Dear Mr. McWilliams:

We refer to the letter of June 18, 2013 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to GasLog Ltd. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Registration Statement on Form F-3 (the “Registration Statement”), filed with the SEC via EDGAR on May 24, 2013.  We respectfully submit this response on behalf of the Company.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

General

1.
Please note that our outstanding comments issued on June 14, 2013 regarding your Annual Report on Form 20-F for the fiscal year ended December 31, 2012 need to be resolved prior to requesting acceleration.

Response:

The Company notes the Staff’s comment.

2.
It appears you intend to rely on Rule 430B(b)(2) of Regulation C to omit from the registration statement certain information regarding the selling shareholders. Please confirm that you satisfy the conditions in Rule 430B(b)(2)(i)-(ii). Additionally, please identify in the Selling Shareholders section the initial offering transaction(s) in which the securities were sold.

Response:

The Company confirms that it satisfies the conditions in Rule 430B(b)(2)(i)-(ii) under the Securities Act of 1933.  In addition, the Company will include in the pre-effective amendment to the Registration Statement the following sentence under the Selling Shareholders section:

“The common shares that may be sold by or on behalf of selling shareholders under this prospectus were acquired directly from the Company or purchased in the open market, in each case, prior to the initial filing of this Registration Statement.”

Registration Statement Cover Page

Calculation of Registration Fee Table

3.
We note your statement in footnote (1) to the registration fee table that “[s]eparate consideration may or may not be received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units.” Please confirm that, to the extent additional consideration is received, the total amount of consideration will be included in the aggregate offering price of all securities sold.

Response:

The Company confirms that, to the extent additional consideration is received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units, the total amount of consideration will be included in the aggregate offering price of all securities sold.

Exhibit 5.1

4.
It is not appropriate for counsel to assume that the Resolutions and Constitutional Documents remain in full force and effect and have not been rescinded or amended. Please have counsel revise the assumptions in subsections (d) and (f) on page 2 of the opinion accordingly.

Response:

The Company confirms that its counsel will revise subsection (d) to delete the assumption that the Resolutions remain in full force and effect and have not been rescinded or amended.  With respect to the Staff’s comment on subsection (f), the Company respectfully submits that such assumption is reasonable and necessary in the context of the filing of a shelf registration statement when no securities are being issued concurrently. In accordance with the guidance set out in Staff Legal Bulletin No. 19, the Company undertakes to file with the SEC an appropriately unqualified opinion at the time of an offering under the shelf registration statement prior to the closing of that offering.

2

Attached as Exhibit A is the form of opinion that the Company proposes to file in a pre-effective amendment to the Registration Statement, marked against the opinion filed with the Registration Statement.

5.	Please have counsel opine that the Common Shares to be sold by the selling shareholders “are validly issued, fully paid and non-assessable.”

Response:

The Company confirms that its counsel will revise its opinion to opine that the Common Shares to be sold by the selling shareholders are validly issued, fully paid and non-assessable.  Please see Exhibit A.

Other

The Company hereby acknowledges to the SEC that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*           *           *

3

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270.

Sincerely,

/s/ William P. Rogers, Jr.
William P. Rogers, Jr.

Mr. J. Nolan McWilliams
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Simon Crowe
Chief Financial Officer
GasLog Ltd.
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue Du Gabian
MC 98000, Monaco

VIA E-MAIL

4

EXHIBIT A

Conyers Draft – 20 June 2013

~~24 May~~ [date] 2013
Matter No.:344706
Doc Ref: Legal – 3~~2~~4~~9~~006~~71~~32.1
1 441 299 4966
Elliot.Hubbard@conyersdill.com
GasLog Ltd.
Clarendon House
2 Church Street
Hamilton, HM 11
Bermuda

Dear Sirs,

Re: GasLog Ltd. (the “Company”)

We have acted as special Bermuda legal counsel to the Company in connection with a registration statement on form F-3 filed with the U.S. Securities and Exchange Commission (the “Commission”) on 24 May 2013 (the “Registration Statement”, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) relating to the shelf registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) of: (a) common shares, par value US$0.01 each (“Common Shares”), preference shares, par value US$0.01 each (“Preference Shares” and, together with Common Shares, “Equity Securities”, which term includes any common shares or preference shares to be issued pursuant to the conversion, exchange or exercise of any other Securities), debt securities which may be convertible or exchangeable into Common Shares or other Securities (“Debt Securities”), warrants (“Warrants”), rights to purchase Common Shares (“Rights”) and units consisting of any combination of the foregoing securities (“Units”) of the Company; and (b) the Company’s Common Shares that may be sold by or on behalf of certain selling shareholders of the Company (the “Issued Shares”) or their donees, pledgees, transferees or other successors in interest (collectively, the “Securities”).

For the purposes of giving this opinion, we have examined a copy of the Registration Statement. We have also reviewed the memorandum of association and the bye-laws of the Company (together, the “Constitutional Documents”), each certified by the Secretary of the Company on ~~23 May~~[date] 2013, an excerpt of minutes of a meeting of its directors held on 14 May 2013 certified by the Head of Legal of the Company, written resolutions of the shareholders of the Company dated 23 May 2013 (together, the “Resolutions”) and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention, (c) the accuracy and completeness of all factual representations made in the Registration Statement and other documents reviewed by us, (d) that the ~~Resolutions were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been, and will not be, rescinded or amended, (e) that the~~ Company will issue the Securities in furtherance of its objects as set out in its memorandum of association, (~~f~~e) that the Constitutional Documents will not be amended in any manner that would affect the opinions expressed herein, (~~g~~f) that there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein, (~~h~~g) that the Company will have sufficient authorised capital to effect the issue of any of the Equity Securities at the time of issuance, whether as a principal issue or on the conversion, exchange or exercise of any Securities, (~~i~~h) that the Company’s shares will be listed on an appointed stock exchange, as defined in the Companies Act 1981, as amended (the “Companies Act”), and the consent to the issue and free transfer of the Securities given by the Bermuda Monetary Authority as of 9 November 2011 will not have been revoked or amended at the time of issuance of any Securities, (~~j~~i) that the form and terms of any and all Securities (including without limitation, the designation, powers, preferences, rights, qualifications, limitations and restrictions of Preference Shares) or other securities (or other obligations, rights, currencies, commodities or other subject matter) comprising the same or subject thereto (in the case of the Warrants and Units), the issuance and sale thereof by the Company, and the Company’s incurrence and performance of its obligations thereunder or in respect thereof (including, without limitation, its obligations under any related agreement, indenture or supplement thereto) in accordance with the terms thereof will not violate the Constitutional Documents nor any applicable law, regulation, order or decree in Bermuda, (~~k~~j) that all necessary corporate action will be taken to authorise and approve any issuance of Securities (including, if Preference Shares are to be issued, all necessary corporate action to establish one or more series of Preference Shares and fix the designation, powers, preferences, rights, qualifications, limitations and restrictions thereof), the terms of the offering thereof and related matters, and that the applicable definitive purchase, underwriting or similar agreement and, if Debt Securities are to be issued, the applicable indenture and any applicable supplements thereto, will be duly approved, executed and delivered by or on behalf of the Company and all other parties thereto, (~~l~~k) that the applicable purchase, underwriting or similar agreement, any Debt Security, any indenture and any supplement thereto and any other agreement or other document relating to any Security will be valid and binding in accordance with its terms pursuant to its governing law, (~~m~~l) that the issuance and sale of and payment for the Securities will be in accordance with the applicable purchase, underwriting or similar agreement duly approved by the Board of Directors, the Registration Statement (including the prospectus set forth therein and any applicable supplement thereto) and, if Debt Securities are to be issued, the applicable indenture and any applicable supplements thereto, (~~n~~m) that, upon the issue of any Equity Securities, the Company will receive consideration for the full issue price thereof which shall be equal to at least the par value thereof, (~~o~~n) that the Company will comply, to the extent applicable, with the requirements of Part III of the Companies Act entitled “Prospectuses and Public Offers”, (~~p~~o) the capacity, power and authority of all parties other than the Company to enter into and perform their obligations under any and all documents entered into by such parties in connection with the issuance of the Securities, and the due execution and delivery thereof by each party thereto, and (~~q~~p) that none of the parties to such documents carries on business from premises in Bermuda at which it employs staff and pays salaries and other expenses.

The obligations of the Company in connection with any Security and any indenture or other agreement or document relating thereto (a) will be subject to the laws from time to time in effect relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors, (b) will be subject to statutory limitation of the time within which proceedings may be brought, (c) will be subject to general principles of equity and, as such, specific performance and injunctive relief, being equitable remedies, may not be available, (d) may not be given effect to by a Bermuda court if and to the extent they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages, and (e) may not be given effect by a Bermuda court to the extent that they are to be performed in a jurisdiction outside Bermuda and such performance would be illegal under the laws of that jurisdiction. Notwithstanding any contractual submission to the jurisdiction of specific courts, a Bermuda court has inherent discretion to stay or allow proceedings in the Bermuda courts.

“Non-assessability” is not a legal concept under Bermuda law, but when we describe the Common Shares and/or Preference Shares herein as being “non-assessable” we mean, subject to any contrary provision in any agreement between the Company and any one of its members holding any of the Common Shares and Preference Shares (but only with respect to such member), that no further sums are payable with respect to the issue of such shares and no member shall be bound by an alteration in the Constitutional Documents after the date upon which it became a member if and so far as the alteration requires such member to take or subscribe for additional Common Shares or Preference Shares or in any way increases its liability to contribute to the share capital of, or otherwise pay money to, the Company.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda. This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for the purposes of the filing of the Registration Statement and the issuance of the Securities by the Company as described in the Registration Statement and is not to be relied upon in respect of any other matter.

On the basis of and subject to the foregoing we are of the opinion that:

1.
The Company is duly incorporated and existing under the laws of Bermuda in good standing (meaning solely that it has not failed to make any filing with any Bermuda governmental authority or to pay any Bermuda government fee or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda).

2.
Upon the due issuance of Common Shares and/or Preference Shares and payment of the consideration therefor, such Common Shares and/or Preference Shares will be validly issued, fully paid and non-assessable.

3.
Upon the due issuance of: (a) Debt Securities of any series; (b) Warrants; (c) Rights; and/or (d) Units, and payment of the consideration therefor, such Securities will be validly issued and (except in the case of any Equity Securities forming part of a Unit) will constitute valid and binding obligations of the Company in accordance with the terms thereof.

4.	Based solely upon a review of the register of members of the Company dated [date] 2013, certified by the Secretary of the Company, the Issued Shares are validly issued, fully paid and non-assessable.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully,

Conyers Dill & Pearman Limited